UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2006

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:                                                                          Form 20-F ☐  40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐  No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: January 5, 2006

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

January 4, 2006

TSX SYMBOL: SW

NASDAQ SYMBOL: SWIR

Sierra Wireless Updates Fourth Quarter Revenue Guidance

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless is providing updated revenue guidance for the fourth quarter ending December 31, 2005. Based on the company’s preliminary review, revenue expectations have increased significantly over the previous guidance for the fourth quarter issued on October 27, 2005. Revenue, previously guided at $32 million, is now expected to be approximately $37 million. As a result of better than expected revenue in the fourth quarter, the company also expects net income (loss) results to be better than previously guided. Net income (loss) guidance for the fourth quarter, issued on October 27, 2005, was for a loss of ($2.9) million, or a loss of ($0.12) per share. In addition, cash flow is now expected to be positive for the fourth quarter compared to the company’s previous guidance of negative cash flow.

“We concluded that an update to our previously issued guidance was prudent given that our current revenue expectation is significantly stronger than originally expected” said Jason Cohenour, President and Chief Executive Officer of Sierra Wireless, Inc. “We are pleased and encouraged by the strong demand we saw for our new and existing products during the quarter. We remain very focused on driving continued growth in our core business and on returning to profitability and industry leadership.”

Financial results for the fourth quarter of 2005 and financial guidance for the first quarter of 2006 will, as previously scheduled, be provided on January 26, 2006.

Forward-Looking Statements

This press release contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements. These forward-looking statements relate to, among other things, our revenue, earnings, and other financial guidance for the fourth quarter of fiscal 2005, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts. When used in this press release, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements. Forward-looking statements reflect our current expectations. The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements. Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets AirCard, the industry-

leading wireless PC card line for portable computers; embedded modules for OEM wireless applications and the MP line of rugged vehicle-mounted connectivity solutions For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN